Exhibit 18(b)





February 13, 1997

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Gentlemen:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have read management's justification contained in the Company's Financial Statements which are included in its Form 10-K for the year ended December 31, 1996, for the change in accounting principle of System Energy Resources, Inc. from expensing incremental nuclear plant outage maintenance costs during the operating period in which they were incurred to capitalizing incremental nuclear plant outage maintenance costs as incurred and amortizing them to expense during the operating period between outages. Based on our reading of the data, including documents relating to the Company's May 1995 filing with the Federal Energy Regulatory Commission requesting a rate increase, and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.


Very truly yours,

COOPERS & LYBRAND L.L.P.